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UNITED STATES
ND EXCHANGE COMMISSION
ashington, D.C. 20549

08029422

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52658

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   **01/01/07**   AND ENDING   **12/31/07**
    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **Blackmont Capital Corp**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail Processing Section

BCE Place, 181 Bay Street, Suite 900, P.O. Box 779,

MAR 03 2008

(No. and Street)

Toronto   *Washington, DC*
                                                   Ontario   **101**   **M5J 2T3**
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Lexovsky   **(416) 814-7895**
                                                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – if individual, state last, first, middle name)

Ernst & Young Tower, P.O. Box 251,

222 Bay Street   **Toronto**   **Ontario**   **M5K 1J7**
        (Address)   (City)   (State)   (Zip Code)

PROCESSED

MAR 2 4 2008

THOMSON FINANCIAL

CHECK ONE:

- ☐ **Certified Public Accountant**
- ☐ **Public Accountant**
- ☒ **Accountant not resident in United States or any of its possessions.**

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Blackmont Capital Corporation for the year ended December 31, 2007, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

James Lexovsky
Chief Financial Officer

February 28, 2008
Date

Subscribed and sworn to before me,
On this 25 day of February 2008

Notary Public

TABLE OF CONTENTS

This report contains (check all applicable boxes):

(x)   Independent Auditors' Report.
(x) (a) Facing Page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholder's Equity.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of
         General Creditors.
(x)   Notes to Financial Statements.
(x) (g) Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities
         and Exchange Commission.
(x) (h) Computation for Determination of Reserve Requirements for Brokers and
         Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( ) (i) Information Relating to Possession or Control Requirements for Brokers and Dealers
         Pursuant to the Rule 15c3-3 under the Securities Exchange Act of 1934 (Not Applicable).
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital
         under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements
         under Rule 15c3-3 (Not Required).
( ) (k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition
         with respect to Methods of Consolidation (Not Applicable).
(x) (l) An Oath or Affirmation.
( ) (m) A Copy of the SIPC Supplemental Report (Not Required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed
         since the date of the previous audit (Supplemental Report on Internal Control).

Financial Statements and Supplemental Information
[Expressed in U.S. dollars]

Blackmont Capital Corp.
December 31, 2007

With

Report And Supplementary Report
Of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
Blackmont Capital Corp.

We have audited the accompanying statement of financial condition of **Blackmont Capital Corp.** as of December 31, 2007 and the related statements of income and other comprehensive income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Blackmont Capital Corp.** at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

Toronto, Canada,
February 28, 2008.

Chartered Accountants
Licensed Public Accountants

ERNST & YOUNG

Blackmont Capital Corp.

STATEMENT OF FINANCIAL CONDITION

[Expressed in U.S. dollars]

As at December 31

	2007
	$
ASSETS	
Cash and cash equivalents	2,840,149
Due from brokers and dealers	2,493,999
Due from clearing broker	71,049
Due from customers	502,737
Due from parent *[note 3]*	197,736
Prepaid expenses	85,891
	6,191,561
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable	31,806
Income taxes payable	410,578
Due to customers	2,493,999
Due to brokers and dealers	502,737
Subordinated loans *[note 4]*	1,350,000
Total liabilities	4,789,120
Stockholder's equity	
Capital stock	
Authorized, issued and outstanding	
250,000 common shares	250,000
Retained earnings	1,205,471
Accumulated other comprehensive income	(53,030)
Total stockholder's equity	1,402,441
	6,191,561

See accompanying notes which are an integral part of these financial statements

On behalf of the Board:

Director

Blackmont Capital Corp.

STATEMENT OF INCOME
AND OTHER COMPREHENSIVE INCOME

[Expressed in U.S. dollars]

Year ended December 31

	2007 $
REVENUE	
Commission	4,259,963
Interest	105,961
Other	35,000
	4,400,924
EXPENSES	
Compensation and benefits	2,289,458
Management fees *[note 3]*	382,350
Brokerage, clearing and exchange fees	282,076
Interest on subordinated loans *[note 3]*	94,500
Professional services	27,713
Business development	19,631
Communications and technology	13,068
Other	4,670
	3,113,466
Income before income taxes	1,287,458
Provision for income taxes	463,485
Net income for the year	823,973
OTHER COMPREHENSIVE INCOME	
Net change in unrealized gains on foreign currency translation	(53,030)
Net income and other comprehensive income for the year	770,943

See accompanying notes which are an integral part of these financial statements

Blackmont Capital Corp.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
[Expressed in U.S. dollars]

Year ended December 31

	2007 $
CAPITAL STOCK	
Balance, beginning and end of year	250,000
RETAINED EARNINGS	
Balance, beginning of year	981,498
Net income for the year	823,973
Dividends paid	(600,000)
Balance, end of year	1,205,471
	1,455,471
ACCUMULATED OTHER COMPREHENSIVE INCOME	
Balance, beginning of year	—
Other comprehensive income for the year	(53,030)
Balance, end of year	(53,030)
Total stockholder's equity	1,402,441

See accompanying notes which are an integral part of these financial statements

EIJ

Blackmont Capital Corp.

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
[Expressed in U.S. dollars]

Year ended December 31

	2007 $
Balance, beginning and end of year	1,350,000

See accompanying notes which are an integral part of these financial statements

Blackmont Capital Corp.

STATEMENT OF CASH FLOWS

[Expressed in U.S. dollars]

Year ended December 31

	2007 $
OPERATING ACTIVITIES	
Net income for the year	823,973
Adjustments to reconcile net income to net cash provided by operating activities	
Increase in due from brokers and dealers	(2,086,809)
Decrease in due from clearing broker	55,758
Decrease in prepaid expenses	14,506
Increase in income taxes payable	192,343
Increase in accounts payable	8,935
Increase in due to customers	2,086,809
Decrease in due from customers	334,695
Increase in due from parent	(130,259)
Decrease in due to brokers and dealers	(334,695)
Net cash provided by operating activities	965,256
FINANCING ACTIVITIES	
Dividends paid	(600,000)
Cash used in financing activities	(600,000)
Effect of foreign exchange on cash balances	(53,030)
Net increase in cash and cash equivalents during the year	312,226
Cash and cash equivalents, beginning of year	2,527,923
Cash and cash equivalents, end of year	2,840,149
Supplemental cash flow information	
Income taxes paid	332,359

See accompanying notes which are an integral part of these financial statements

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2007

1. NATURE OF OPERATIONS

Blackmont Capital Corp. [the "Company"] was incorporated on March 3, 2000 under the provisions of the Ontario Business Corporations Act and commenced operations on March 1, 2001. The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ["FINRA"]. The Company's primary source of revenue is commission income for securities trade execution for U.S. resident clients.

The Company is a wholly-owned subsidiary of Blackmont Capital Inc. ["BCI"], a Canadian-owned investment dealer and is a member of the Investment Dealers Association of Canada. The Company clears all transactions for institutional clients with its parent. The Company clears all transactions for its retail clients through Pershing LLC. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit and short-term interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.

Securities transactions

Customers' securities transactions are recorded on a settlement-date basis, with related commission income and expenses recorded on a trade-date basis.

Blackmont Capital Corp.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2007

Income taxes

The Company's tax provision is composed only of Canadian tax expense and is in accordance with the Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The Company uses the asset and liability method in accounting for income taxes on all transactions that have been recognized in the financial statements. The asset and liability method requires that deferred income taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax assets and liabilities, as well as other changes in income tax laws, are recognized in net income in the year such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Translation of foreign currencies

These financial statements have been expressed in U.S. dollars. Certain revenue and expenses were incurred by the Company in Canadian dollars. These have been converted into U.S. dollars using the U.S. exchange rate on the transaction date. Assets and liabilities denominated in Canadian dollars have been converted into U.S. dollars using the exchange rate prevailing as at December 31, 2007. Gains or losses resulting from foreign currency translations are included in other comprehensive income for the year.

Blackmont Capital Corp.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2007

3. RELATED PARTY TRANSACTIONS

The Company has a balance in its clearing account with its parent in the amount of $197,736 which relates to commissions receivable as at December 31, 2007.

The Company has entered into an arrangement with its parent whereby the parent will perform certain securities execution activities and record-keeping services as agent for the Company. The parent charged the Company a management fee of $382,350 for this service for the year ended December 31, 2007.

The Company incurred $94,500 in interest on the subordinated loans [note 4] provided by its parent as at December 31, 2007.

4. SUBORDINATED LOANS

The subordinated loans aggregating $1,350,000 have been approved by FINRA, and bear interest at 7.0% per annum. One subordinated loan of $150,000 is not repayable before November 30, 2009, a second loan of $600,000 is not repayable before September 30, 2009 and the third loan of $600,000 is not repayable before August 31, 2010. The loans have been subordinated to the claims of the general creditors and repayments of the subordinated loans are subject to the approval of FINRA.

5. REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the net capital rule of the Securities and Exchange Commission [Rule 15c3-1]. The Company computes its net capital requirement under the alternative method provided for in Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of 2% of aggregate customer-related debit items, as defined, or $250,000. As at December 31, 2007, the Company had net capital of $2,574,173, which was $2,324,173 in excess of the required net capital of $250,000.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

December 31, 2007

6. FINANCIAL INSTRUMENTS

Fair value

The fair values of the Company's financial assets and liabilities which qualify as financial instruments approximate their carrying values due to their short-term nature or imminent maturity.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. The Company is not exposed to significant interest rate risk as the cash equivalents are short-term in nature.

Credit risk

In the normal course of business, the Company settles various client transactions through Pershing LLC and its parent. To the extent that clients or counterparties fail to satisfy their obligations relating to these transactions, the Company is exposed to credit risk. In these situations, the Company may be required to purchase or sell financial instruments at unfavourable market prices. The Company's most significant credit risk at the year end is with Pershing LLC and its parent.

7. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

Subsequent to December 31, 2007, it was determined that the exemption from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) that the Company has relied on in the past, no longer applies. The Company has determined that if the reserve computation had been computed at year end, the Company should have on deposit $86,169 in the reserve account. As of February 22, 2008, the Company determined the required deposit to be $99,000. This amount will be deposited into the reserve account on February 29, 2008.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
[Expressed in U.S. dollars]

As at December 31

	2007 $
Total stockholder's equity	1,402,441
Subordinated loans	1,350,000
Total capital and subordinated loans	2,752,441
Deduction for aged fails to deliver	80,134
Foreign currency haircut	12,243
Total non-allowable assets	85,891
Net capital	2,574,173

Computation of net capital requirement

Greater of $250,000 or 2% of aggregate debit items, as defined	250,000
Excess net capital	2,324,173

Reconciliation of audited net capital	2007 $
Net capital as reported in December 31, 2007 unaudited FOCUS Part II A Report	2,635,390
Adjustment for under-accrual of income taxes payable	61,217
Net capital per audited computation above	2,574,173

ΞⅡ

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

[Expressed in U.S. dollars]

At December 31

	2007 $
Credit balances	
Free credit balance and other credit balances in customers' security accounts	2,493,999
Customers' securities failed to receive, including credit balances in continuous net settlement accounts	502,737
	2,996,736
Debit balances	
Debit balances in customers' cash and margin accounts	502,737
Failed to deliver of customers' securities not older than 30 calendar days	2,493,999
Aggregate debit items	2,996,736
Less 3% of debit items	89,902
	2,906,834
Reserve computation	
Excess of total credits over total debits	89,902
Amount of cash held on deposit in "special account for the exclusive benefit of customers"	3,733
Reserve deficiency	86,169

The material difference between the amounts presented above and the amounts presented in the Company's unaudited December 31, 2007 Focus Part II Report as filed with FINRA on January 25, 2008 relates to the Company's incorrect application of the exemptive provisions of Rule 15c3-3 in their original filing.

Blackmont Capital Corp.

STATEMENT PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

[Expressed in U.S. dollars]

As at December 31, 2007

EXEMPTION UNDER SECTION (k)(2)(ii) is claimed:

The Company does not carry any customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) because all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL

To the Board of Directors
Blackmont Capital Corp.

In planning and performing our audit of the financial statements of Blackmont Capital Corp. (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.



Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. However, we identified the following deficiency in control activities related to the reserve formula computation required by SEC Rule 15c3-3 that we consider to be a material inadequacy. This deficiency was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of the Company as of and for the year ended December 31, 2007 and this deficiency does not affect our report on the financial statements of the Company dated February 28, 2008. Certain institutional customer transactions and balances requiring compliance with SEC Rule 15c3-3 were not included for the Reserve Formula computation at December 31, 2007, culminating in a Reserve Formula hindsight deficiency of $86,169.

Management informed the SEC of this violation on February 28, 2008 and subsequently deposited $99,000 into the Special Reserve Bank Account for the Exclusive Benefit of Customers. Based on this understanding and on our study, we believe that the Company's practices and procedures, except as described above, were adequate at December 31, 2007, to meet the SEC's objectives

This report is intended solely for the information and use of the Executive Committee, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Toronto, Canada.
February 28, 2008.

Chartered Accountants
Licensed Public Accountants

END